EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our company’s financial condition and results of operations should be read in conjunction with China Liberal Education Holdings Limited’s (the “Company”, “we”, “our”, or “us”) condensed consolidated financial statements and the related notes included elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

Special Note Regarding Forward-looking Statements

This report contains forward-looking statements. All statements contained in this report other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section included in our annual report on Form 20-F for the fiscal year ended December 31, 2022, filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 15, 2023. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

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Results of Operations for the Six Months Ended June 30, 2023 and 2022

The following table summarizes our results of operations for the six months ended June 30, 2023 and 2022:

	Six months ended June 30,
	2023	2022	Variance
	Amount	Amount	Amount	%
	(unaudited)	(unaudited)
Revenue	$9,023,504	$2,737,410	$6,286,094	229.6%
Cost of revenue	(6,437,408)	(452,663)	5,984,745	1,322.1%
Gross profit	2,586,096	2,284,747	301,349	13.2%
Allowance for doubtful accounts	(24,554)	-	24,554	100.0%
Selling expenses	(230,290)	(110,612)	119,678	108.2%
General and administrative expenses	(2,354,472)	(689,001)	1,665,471	241.7%
(Loss) income from operations	(23,220)	1,485,134	(1,508,354)	(101.6)%
Interest income	1,848	8,673	(6,825)	(78.7%)
Interest expenses	(119,479)	-	119,479	100.0%
Government subsidy income	164,006	-	164,006	100.0%
Other income, net	355,022	9,110	345,912	3,797.1%
Income before income tax	378,177	1,502,917	(1,124,740)	(74.8)%
Income tax provision	(1,966)	(42)	1,924	4,581.0%
Net income	$376,211	$1,502,875	($1,126,664)	(75.0)%

Revenue for the first six months of 2023 increased by $6.3 million, or 229.6%, to $9.0 million, from $2.7 million for the same period of last year The increase in our revenue was mainly attributable to revenue contribution from acquired entities in 2022.

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The Company’s revenue by service type is as follows:

	For the six months ended June 30,
	2023		2022		Variance
	Amount	%	Amount	%	Amount	%
Revenue from course fees	$7,664,887	84.9%	-		$7,664,887	100.0%
Revenue from Sino-foreign Jointly Managed Academic Programs	-	-	2,147,608	78.5%	(2,147,608)	(100.0)%
Revenue from Technological Consulting Services for Smart Campus Solutions	413,673	4.6%	166,641	6.1%	247,032	148.2%
Revenue from Overseas Study Consulting Services	-	-	329,678	12.0%	(329,678)	(100.0)%
Revenue from tailored job readiness training services	944,944	10.5%	93,483	3.4%	851,461	910.8%
Total revenue	$9,023,504	100.0%	$2,737,410	100.0%	$6,286,094	229.6%

Revenue from course fees

Revenue from course fees primarily derived from providing educational programs to college students. On September 2, 2022, the Company closed the transactions contemplated by the Stock Purchase Agreement entered into on February 1, 2022 by and among the Company, Wanwang Investment Limited (“Wanwang”), the acquired company, Xiaoshi Huang and Thrive Shine Limited, the sellers of the acquired company, and completed its acquisition of Wanwang. Wanwang, through its subsidiaries, operates two colleges, Fuzhou Melbourne Polytechnic (“FMP”) and Strait College of Minjiang University (“Strait College”). Course fees are generally received in advance prior to the beginning of each applicable course or program. Course fees are recognized proportionately over the terms of the applicable course or program because the students simultaneously receive and consume the benefits provided by the Company. The portion of course fees received from students but not earned is recorded as deferred revenue in contract liabilities. Since the completion of acquisition in September 2022, both FMP and Strait College collectively enrolled 4,967 students, and $6.4 million in course fees were earned from September 2022 to December 2022. The remaining course fees of $7.7 million, which was received in advance, was recognized as revenue from January 2023 to June 2023. The average course fee per student from September 2022 to June 2023 was $2,794, of which average course fee of $1,285 per student was earned from September 2022 to December 2022 and the remaining average course fee of $1,509 per student was earned from January 2023 to June 2023.

Revenue from Sino-foreign Jointly Managed Academic Programs

Our revenue from Sino-foreign Jointly Managed Academic Programs primarily consisted of our cooperation with the following Chinese universities:

(i) FMP

FMP is currently hosting the FMP Australia English for Academic Purposes Program (the “FMP EAP Program”). Before FMP was rebranded in January 2017, FMP’s former entity operating under the name IEN College of Minjiang University also hosted the International General Education Courses program (the “IGEC program”), a Sino-foreign joint education program developed and introduced by the Chinese Service Center for Scholarly Exchange (“CSCSE”), a public organization under the Ministry of Education of the PRC, in order to improve the overall reform and internationalization of PRC’s higher education.

(ii) Strait College

Strait College is currently hosting the Fujian-Taiwan Universities Joint Talent Training Program. Since January 2017, Strait College has also been hosting the IGEC program after it took over this program from the then IEN College of Minjiang University.

Revenues from the Sino-foreign Jointly Managed Academic Programs are primarily generated from the share of tuition fees and service fees we charged to students in FMP and Strait College. Since the completion of the aforementioned acquisition of Wanwang, revenue generated from FMP and Strait College was eliminated upon consolidation against cost of revenue of FMP and Strait College. As a result, revenue from Sino-foreign Jointly Managed Academic Programs decreased by $2.1 million, or 100%, to nil for the six months ended June 30, 2023 from $2.1 million for the same period of last year.

Revenue from Technological Consulting Services for Smart Campus Solutions

Our revenue from providing smart campus related technological consulting service increased by $0.2 million, or 148.2%, to $0.4 million for the six months ended June 30, 2023 from $0.2 million for the same period of last year. The increase was primarily because of six projects were completed for the six months ended June 30, 2023 as compared to three completed projects for the same period of last year.

Revenue from Overseas Study Consulting Services

Our overseas study consulting services (“Overseas Study Consulting Services”) target those students who wish to study in foreign countries to enrich their learning experiences, expand their horizons, and gain exposure to a broader array of employment opportunities. Our revenue from Overseas Study Consulting Services decreased by $0.3 million, or 100%, to nil from $0.3 million for the same period of last year. The decrease was mainly because our performance obligations for our service contract with Beijing Foreign Studies University were satisfied for the six months ended June 30, 2022. Following administration guidelines issued by General Office of the Ministry of Education in December 2021, universities and colleges shall cease projects and cooperation with external parties and, as a result, all existing contracts with Beijing Foreign Studies University came to completion and all existing performance obligations were completely satisfied, we discontinued our Overseas Study Consulting Services in January 2023.

Revenue from tailored job readiness training services

The revenue from tailored job readiness training services increased by $0.8 million, or 910.8% to $0.9 million for the six months ended June 30, 2023 from $0.1 million for the same period of last year, which was mainly attributed to the revenue contribution from our newly acquired entity, Oriental Wisdom Cultural Development Co., Ltd. (“Oriental Wisdom”). On July 14, 2022, the Company closed the transactions contemplated by that certain stock purchase agreement entered into on June 9, 2022 by and among the Company, China Liberal Beijing, Oriental Wisdom, the acquired company, and Beijing Cloud Class Technology Co., Ltd., the seller of the acquired company, and completed its acquisition of Oriental Wisdom, an integrated education services provider focusing on operating jointly-managed academic programs in the vocational higher education industry in China.

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Cost of revenues

Our overall cost of revenue increased by $6.0 million, or 1,322.1%, to $6.4 million for the six months ended June 30, 2023 from $0.5 million for the same period of last year, primarily due to $5.9 million cost associated with providing educational programs to college students. Our cost of revenue accounted for 71.3% and 16.5% of our total revenue for the six months ended June 30, 2023 and 2022, respectively.

Gross profit

Overall gross profit increased by $0.3 million, or 13.2%, to $2.6 million for the six months ended June 30, 2023 from $2.3 million for the same period of last year, while gross profit margin decreased by 54.8% to 28.7% for the six months ended June 30, 2023 from 83.5% for the same period of last year. The increase in gross profit was primarily due to $1.6 million gross profit contribution from two colleges and additional $0.6 million gross profit contribution from tailored job readiness training services arising from newly acquired entity, Oriental Wisdom. The increase was partially offset by the decrease of $2.0 million gross profit associated with Sino-foreign Jointly Managed Academic Programs of which was eliminated on consolidation for the six months ended June 30, 2023.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the six months ended June 30, 2023 and 2022:

	Six months ended June 30,
	2023	2022
	(unaudited)	(unaudited)	Variance
	Amount	Amount	Amount	%
Allowance for doubtful accounts	$24,554	-	24,554	100.0%
Selling expenses	230,290	110,612	119,678	108.2%
General and administrative expenses	2,354,472	689,001	1,665,471	241.7%
Total operating expenses	$2,609,316	$799,613	$1,809,703	226.3%

Allowance for doubtful accounts

We maintain allowance for doubtful accounts for estimated losses. We review our accounts receivable on a periodic basis and make general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, we consider various factors, including the age of the balance, customer’s payment history, its current credit-worthiness and current economic trends. Accounts are written off after efforts at collection prove unsuccessful. For the six months ended June 30, 2023 and 2022, allowance for doubtful accounts was $0.02 million and nil, respectively.

Selling expenses

Selling expenses increased by $0.1 million, or 108.2%, to $0.2 million for the six months ended June 30, 2023 from $0.1 million for the same period of last year. The increase in selling expenses was primarily attributable to $0.1 million in costs incurred in recruiting new students for the two colleges.

4

General and administrative expenses

General and administrative expenses increased by $1.7 million, or 241.7%, to $2.4 million for the six months ended June 30, 2023 from $0.7 million for the same period of last year, primarily due to $0.9 million in general and administrative expense incurred in running the two colleges and $0.8 million in general and administrative expenses incurred by the newly acquired entity, Oriental Wisdom.

Interest expenses

Interest expenses increased by $0.1 million, or 100%, to $0.1 million for the six months ended June 30, 2023 from nil for the same period of last year, primarily due to interest expenses on short-term bank loan, loans from third parties and loans from a related party.

Government subsidy income

Government subsidy income increased by $0.2 million, or 100%, to $0.2 million for the six months ended June 30, 2023 from nil for the same period of last year, primarily due to government grant for teacher training and development received by FMP.

Other income

Other income increased by $0.3 million, or 3,797.1%, to $0.3 million for the six months ended June 30, 2023 from $9,110 for the same period of last year, primarily due to forfeiture of advance from a supplier of $0.3 million due to project cancellation.

Income tax provision

Income tax provision was $1,966 and $42 for the six months ended June 30, 2023 and 2022, respectively. Effective income tax rate was 0.5% and 0% for the six months ended June 30, 2023 and 2022, respectively. The effective income tax rates were low for the two periods are mainly due to the fact that China Liberal Beijing is entitled to a reduced income tax rate of 15% and can claim additional tax deductions for certain expenses.

Net income

As a result of foregoing, net income was $0.4 million for the six months ended June 30, 2023, compared to net income of $1.5 million for the six months ended June 30, 2022. Basic and diluted earnings per share were $0.01 for the six months ended June 30, 2023, compared to basic and diluted earnings per share of $0.09 for the same period last year.

5

Liquidity and Capital Resources

As of June 30, 2023, we had cash of $12.2 million. In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments. We believe that our current cash and cash flows provided by operating activities will be sufficient to meet our working capital needs in the next 12 months and in the foreseeable future. However, if we were to experience an adverse operating environment or incur unanticipated capital expenditures, or if we decided to accelerate our growth, then additional financing may be required. We cannot guarantee, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

Cash Flows

The following table provides detailed information about our net cash flows for the six months ended June 30, 2023 and 2022:

	For the six months ended June 30,
	2023	2022
Net cash (used in) provided by operating activities	($5,089,842)	$6,703,192
Net cash used in investing activities	(64,586)	(39,137,623)
Net cash provided by financing activities	3,706,366	12,303,915
Effect of changes of foreign exchange rates on cash	(34,351)	(298,326)
Net decrease in cash	(1,482,413)	(20,428,842)
Cash, beginning of period	13,650,071	32,678,421
Cash, end of period	$12,167,658	$12,249,579

Operating Activities

Net cash used in operating activities was $5.1 million for the six months ended June 30, 2023, primarily including a decrease in contract liabilities of $8.3 million and a decrease of accrued expenses and other current liabilities of $1.9 million, partially offset by a decrease of prepaid expenses and other current assets of $3.6 million, depreciation of $1.0 million and net income of $0.4 million.

Net cash provided by operating activities was $6.7 million for the six months ended June 30, 2022, primarily including net income of $1.5 million, a decrease in advances to suppliers of $4.4 million and a decrease of accounts receivable of $2.0 million, partially offset by an increase in accounts receivable of $0.9 million and a decrease in deferred revenue of $0.3 million.

Investing Activities

For the six months ended June 30, 2023, net cash used in investing activities amounted to $0.06 million, primarily due to purchase of property and equipment.

For the six months ended June 30, 2022, net cash used in investing activities amounted to $39.2 million, primarily due to prepayment for acquisitions.

Financing Activities

Net cash provided by financing activities amounted to $3.7 million for the six months ended June 30, 2023, primarily due to advance of $2.5 million from a related party and loans of $1.2 million from third parties.

Net cash provided by financing activities amounted to $12.3 million for the six months ended June 30, 2022, primarily due to net proceeds of $12.0 million received from the issuance 8,000,000 ordinary shares of $1.50 per share and loan from a third party of $0.3 million.

Indebtedness.

We did not have any finance leases or purchase commitments, guarantees or other material contingent liabilities.

Off-Balance Sheet Arrangements.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that we provide financing, liquidity, market risk or credit support to or engages in hedging or research and development services with us.

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